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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)

                           Hanmi Financial Corporation
                           ---------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         ------------------------------
                         (Title of Class of Securities)

                                    410495105
                                 --------------
                                 (CUSIP Number)

                                  Brian E. Cho
                             Chief Financial Officer
                           Hanmi Financial Corporation
                      3660 Wilshire Boulevard, Penthouse A
                          Los Angeles, California 90010
                                 (213) 382-2200
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 4, 2009
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The remainder of this cover page shall be filled out for reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
CUSIP NO. 410495105

------ -------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON        Leading Investment & Securities Co., Ltd.

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------ -------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X] (1)
                                                                     (b) [ ]
------ -------------------------------------------------------------------------
   3   SEC USE ONLY
------ -------------------------------------------------------------------------
   4   SOURCE OF FUNDS                                                        WC
------ -------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [ ]
------ -------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION                                Korea
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES            7   SOLE VOTING POWER                              0
BENEFICIALLY OWNED       ------ ------------------------------------------------
BY THE REPORTING            8   SHARED VOTING POWER                    5,070,423
PERSON WITH              ------ ------------------------------------------------
                            9   SOLE DISPOSITIVE POWER                         0
                         ------ ------------------------------------------------
                           10   SHARED DISPOSITIVE POWER               5,070,423
                         ------ ------------------------------------------------
                           11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE
                                REPORTING PERSON                       5,070,423
------ -------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                               [ ]
------ -------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.9%(2)
------ -------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON                                            CO BD
------ -------------------------------------------------------------------------
(1) Leading Investment & Securities Co., Ltd. forms part of a group with each of Dae Hyuk Park, IWL Partners LLC, Value F2, LLC and Leading Value Fund. Dae Hyuk Park is the Chief Executive Officer and sole owner of IWL Partners LLC. IWL Partners LLC is the general partner of Leading Value Fund, which is the sole owner of Value F2, LLC, which in turn owns approximately 32.7% of Leading Investment & Securities Co., Ltd. Dae Hyuk Park directly owns approximately 3.3% of Leading Investment & Securities Co., Ltd. and IWL Partners LLC directly owns approximately 10.7% of Leading Investment & Securities Co., Ltd. Dae Hyuk Park is also a director of each of Leading Value Fund and Value F2, LLC and the Vice Chairman of Leading Investment & Securities Co., Ltd.

(2) This percentage is calculated based upon the total amount of outstanding shares of Common Stock beneficially owned by Leading Investment & Securities Co., Ltd., divided by 51,216,390, which represents the total number of shares of Common Stock issued and outstanding as of September 4, 2009 after giving effect to the transaction reported herein.

CUSIP NO. 410495105

------ -------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON                                    Dae Hyuk Park

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------ -------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X] (1)
                                                                     (b) [ ]
------ -------------------------------------------------------------------------
   3   SEC USE ONLY
------ -------------------------------------------------------------------------
   4   SOURCE OF FUNDS                                                    WC (2)
------ -------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [ ]
------ -------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION                                Korea
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES            7   SOLE VOTING POWER                              0
BENEFICIALLY OWNED       ------ ------------------------------------------------
BY THE REPORTING            8   SHARED VOTING POWER                    5,070,423
PERSON WITH              ------ ------------------------------------------------
                            9   SOLE DISPOSITIVE POWER                         0
                         ------ ------------------------------------------------
                           10   SHARED DISPOSITIVE POWER               5,070,423
                         ------ ------------------------------------------------
                           11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE
                                REPORTING PERSON                       5,070,423
------ -------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                               [ ]
------ -------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.9%(3)
------ -------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON                                               IN
------ -------------------------------------------------------------------------
(1) Dae Hyuk Park forms part of a group with each of Leading Investment & Securities Co., Ltd., IWL Partners LLC, Value F2, LLC and Leading Value Fund. Dae Hyuk Park is the Chief Executive Officer and sole owner of IWL Partners LLC. IWL Partners LLC is the general partner of Leading Value Fund, which is the sole owner of Value F2, LLC, which in turn owns approximately 32.7% of Leading Investment & Securities Co., Ltd. Dae Hyuk Park directly owns approximately 3.3% of Leading Investment & Securities Co., Ltd. and IWL Partners LLC directly owns approximately 10.7% of Leading Investment & Securities Co., Ltd. Dae Hyuk Park is also a director of each of Leading Value Fund and Value F2, LLC and the Vice Chairman of Leading Investment & Securities Co., Ltd.

(2) The source of funds used in making the acquisition is the working capital of Leading Investment & Securities Co., Ltd.

(3) This percentage is calculated based upon the total amount of outstanding shares of Common Stock beneficially owned by the Reporting Persons, divided by 51,216,390, which represents the total number of shares of Common Stock issued and outstanding as of September 4, 2009 after giving effect to the transaction reported herein.

CUSIP NO. 410495105

------ -------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON                                 IWL Partners LLC

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------ -------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X] (1)
                                                                     (b) [ ]
------ -------------------------------------------------------------------------
   3   SEC USE ONLY
------ -------------------------------------------------------------------------
   4   SOURCE OF FUNDS                                                    WC (2)
------ -------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [ ]
------ -------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION                                Korea
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES            7   SOLE VOTING POWER                              0
BENEFICIALLY OWNED       ------ ------------------------------------------------
BY THE REPORTING            8   SHARED VOTING POWER                    5,070,423
PERSON WITH              ------ ------------------------------------------------
                            9   SOLE DISPOSITIVE POWER                         0
                         ------ ------------------------------------------------
                           10   SHARED DISPOSITIVE POWER               5,070,423
                         ------ ------------------------------------------------
                           11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE
                                REPORTING PERSON                       5,070,423
------ -------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                               [ ]
------ -------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.9%(3)
------ -------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON                                               OO
------ -------------------------------------------------------------------------
(1) IWL Partners LLC forms part of a group with each of Leading Investment & Securities Co., Ltd., Dae Hyuk Park, Value F2, LLC and Leading Value Fund. Dae Hyuk Park is the Chief Executive Officer and sole owner of IWL Partners LLC. IWL Partners LLC is the general partner of Leading Value Fund, which is the sole owner of Value F2, LLC, which in turn owns approximately 32.7% of Leading Investment & Securities Co., Ltd. Dae Hyuk Park directly owns approximately 3.3% of Leading Investment & Securities Co., Ltd. and IWL Partners LLC directly owns approximately 10.7% of Leading Investment & Securities Co., Ltd. Dae Hyuk Park is also a director of each of Leading Value Fund and Value F2, LLC and the Vice Chairman of Leading Investment & Securities Co., Ltd.

(2) The source of funds used in making the acquisition is the working capital of Leading Investment & Securities Co., Ltd.

(3) This percentage is calculated based upon the total amount of outstanding shares of Common Stock beneficially owned by the Reporting Persons, divided by 51,216,390, which represents the total number of shares of Common Stock issued and outstanding as of September 4, 2009 after giving effect to the transaction reported herein.

CUSIP NO. 410495105

------ -------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON                                    Value F2, LLC

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------ -------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X] (1)
                                                                     (b) [ ]
------ -------------------------------------------------------------------------
   3   SEC USE ONLY
------ -------------------------------------------------------------------------
   4   SOURCE OF FUNDS                                                    WC (2)
------ -------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [ ]
------ -------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION                                Korea
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES            7   SOLE VOTING POWER                              0
BENEFICIALLY OWNED       ------ ------------------------------------------------
BY THE REPORTING            8   SHARED VOTING POWER                    5,070,423
PERSON WITH              ------ ------------------------------------------------
                            9   SOLE DISPOSITIVE POWER                         0
                         ------ ------------------------------------------------
                           10   SHARED DISPOSITIVE POWER               5,070,423
                         ------ ------------------------------------------------
                           11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE
                                REPORTING PERSON                       5,070,423
------ -------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                               [ ]
------ -------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.9%(3)
------ -------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON                                               OO
------ -------------------------------------------------------------------------
(1) Value F2, LLC forms part of a group with each of Leading Investment & Securities Co., Ltd., Dae Hyuk Park, IWL Partners LLC and Leading Value Fund. Dae Hyuk Park is the Chief Executive Officer and sole owner of IWL Partners LLC. IWL Partners LLC is the general partner of Leading Value Fund, which is the sole owner of Value F2, LLC, which in turn owns approximately 32.7% of Leading Investment & Securities Co., Ltd. Dae Hyuk Park directly owns approximately 3.3% of Leading Investment & Securities Co., Ltd. and IWL Partners LLC directly owns approximately 10.7% of Leading Investment & Securities Co., Ltd. Dae Hyuk Park is also a director of each of Leading Value Fund and Value F2, LLC and the Vice Chairman of Leading Investment & Securities Co., Ltd.

(2) The source of funds used in making the acquisition is the working capital of Leading Investment & Securities Co., Ltd.

(3) This percentage is calculated based upon the total amount of outstanding shares of Common Stock beneficially owned by the Reporting Persons, divided by 51,216,390, which represents the total number of shares of Common Stock issued and outstanding as of September 4, 2009 after giving effect to the transaction reported herein.

CUSIP NO. 410495105

------ -------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON                               Leading Value Fund

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------ -------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X] (1)
                                                                     (b) [ ]
------ -------------------------------------------------------------------------
   3   SEC USE ONLY
------ -------------------------------------------------------------------------
   4   SOURCE OF FUNDS                                                    WC (2)
------ -------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [ ]
------ -------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION                                Korea
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES            7   SOLE VOTING POWER                              0
BENEFICIALLY OWNED       ------ ------------------------------------------------
BY THE REPORTING            8   SHARED VOTING POWER                    5,070,423
PERSON WITH              ------ ------------------------------------------------
                            9   SOLE DISPOSITIVE POWER                         0
                         ------ ------------------------------------------------
                           10   SHARED DISPOSITIVE POWER               5,070,423
                         ------ ------------------------------------------------
                           11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE
                                REPORTING PERSON                       5,070,423
------ -------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                               [ ]
------ -------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.9%(3)
------ -------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON                                               OO
------ -------------------------------------------------------------------------
(1) Leading Value Fund forms part of a group with each of Leading Investment & Securities Co., Ltd., Dae Hyuk Park, IWL Partners LLC and Value F2, LLC. Dae Hyuk Park is the Chief Executive Officer and sole owner of IWL Partners LLC. IWL Partners LLC is the general partner of Leading Value Fund, which is the sole owner of Value F2, LLC, which in turn owns approximately 32.7% of Leading Investment & Securities Co., Ltd. Dae Hyuk Park directly owns approximately 3.3% of Leading Investment & Securities Co., Ltd. and IWL Partners LLC directly owns approximately 10.7% of Leading Investment & Securities Co., Ltd. Dae Hyuk Park is also a director of each of Leading Value Fund and Value F2, LLC and the Vice Chairman of Leading Investment & Securities Co., Ltd.

(2) The source of funds used in making the acquisition is the working capital of Leading Investment & Securities Co., Ltd.

(3) This percentage is calculated based upon the total amount of outstanding shares of Common Stock beneficially owned by the Reporting Persons, divided by 51,216,390, which represents the total number of shares of Common Stock issued and outstanding as of September 4, 2009 after giving effect to the transaction reported herein.

Item 1. Security and Issuer

This Schedule 13D relates to shares of common stock, par value $0.001 per share (the "Common Stock"), of Hanmi Financial Corporation, a Delaware corporation (the "Issuer"), held by the persons identified herein. The address of the principal executive office of the Issuer is 3660 Wilshire Boulevard, Penthouse Suite A, Los Angeles California 90010.

Item 2. Identity and Background

This Schedule 13D is filed jointly by Leading Investment & Securities Co., Ltd., a Korean corporation ("Leading Investment"), Dae Hyuk Park, a Korean citizen ("Park"), IWL Partners LLC, a Korean limited liability company ("IWL Partners"), Value F2, LLC, a Korean limited liability company ("Value F2"), and Leading Value Fund, a Korean hapja heosa, which is akin to a United States limited partnership ("Leading Value Fund"; Leading Investment, Park, IWL Partners, Value F2 and Leading Value Fund are each sometimes referred to herein as "Reporting Person" and are collectively referred to herein as the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), with respect to the transaction described in Item 3 of this Schedule 13D and thus are eligible to make a joint filing under Rule 13d-1(k) promulgated under the Act. Attached hereto as Exhibit 99.1, and incorporated herein by reference, is a Joint Filing Agreement among Reporting Persons indicating that this statement is filed on behalf of each of such Reporting Persons.

Leading Investment

Leading Investment is a Korea-based financial service provider, specializing in providing securities brokerage, mergers and acquisitions and investment banking services and other financial services to a broad range of clients, including corporations, institutional investors and individuals. The address of the principal business office of Leading Investment is W Savings Bank Building, 5th Floor, 90-7 Nonhyeon-Dong, Gangnam-Gu, Seoul 135-818, Korea.

Park

Park currently serves as Chief Executive Officer of IWL Partners and Vice Chairman of Leading Investment. He is also a director of Leading Value Fund, Value F2, Value F1, LLC and W Mutual Savings Bank Co., Ltd. The address of the principal business office of Park is W Savings Bank Building, 6th Floor, 90-7 Nonhyeon-Dong, Gangnam-Gu, Seoul 135-818, Korea.

IWL Partners

IWL Partners is a limited liability company, which was founded in 2007 with the objective of investing in distressed assets, providing syndicated capital and loans, and restructuring the management and corporate structure of private or public companies in the financial industry. IWL Partners acts as the sole general and voting partner of Leading Value Fund. The address of the principal business of IWL Partners is W Savings Bank Building, 6th Floor, 90-7 Nonhyeon-Dong, Gangnam-Gu, Seoul 135-818, Korea.

Value F2

Value F2 is an investment holding company. The address of the principal business office of Value F2 is W Savings Bank Building, 6th Floor, 90-7 Nonhyeon-Dong, Gangnam-Gu, Seoul 135-818, Korea.

Leading Value Fund

Leading Value Fund is a private equity fund. The address of the principal business office of Leading Value Fund is W Savings Bank Building, 6th Floor, 90-7 Nonhyeon-Dong, Gangnam-Gu, Seoul 135-818, Korea.

None of the Reporting Persons has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On September 4, 2009, the Issuer issued 5,070,423 shares of Common Stock to Leading Investment at a price of $1.37 per share in exchange for a purchase price of $6.9 million paid by Leading Investment (the "Transaction"), in accordance with the terms of the Securities Purchase Agreement dated as of June 12, 2009 between the Issuer and Leading Investment, as amended by the First Amendment to the Securities Purchase Agreement dated as of July 31, 2009 between the Issuer and Leading Investment (as amended, the "Securities Purchase Agreement"). The acquisition represents 9.9% of the issued and outstanding shares of Common Stock of the Issuer after giving effect to such purchase.

In connection with the Transaction, the Issuer and Leading Investment also entered into a Registration Rights Agreement dated as of June 12, 2009 (the "Registration Rights Agreement"), pursuant to which the Issuer agreed to grant Leading Investment certain demand registration rights with respect to the shares purchased in the Transaction.

Leading Investment provided the necessary funds for the Transaction from existing working capital.

The summary descriptions contained in this Schedule 13D of the Securities Purchase Agreement, the First Amendment to the Securities Purchase Agreement and the Registration Rights Agreement and other related agreements do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements listed in Item 6 and incorporated herein by reference.

Item 4. Purpose of Transaction

Leading Investment engaged in the Transaction (as described in Item 3 above) solely for investment purposes.

Pursuant to the terms of the Securities Purchase Agreement, it is expected that Leading Investment will acquire an additional 3,009,189 shares of the Issuer's Common Stock in exchange for an approximate purchase price of $4.1 million, subject to the receipt of all necessary regulatory approvals. The additional acquisition, together with the initial acquisition, will represent up to 14.9% of the issued and outstanding Common Stock of the Issuer after giving effect to the sale of such shares.

IWL Partners recently completed a due diligence review of the Issuer and is in discussions with the Issuer regarding a substantial capital investment. These discussions remain subject to negotiation of mutually satisfactory definitive documentation. IWL Partners has the exclusive right to negotiate with the Issuer until September 30, 2009. IWL Partners would expect such definitive agreements to include customary terms, including receipt of all required regulatory and shareholder approvals, as necessary. In connection with the discussions between IWL Partners and the Issuer, IWL Partners has made proposals that include one or more actions described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

Item 5. Interest in Securities of the Issuer

(a), (b) There were 51,216,390 shares of Common Stock issued and outstanding as of the close of business on September 4, 2009. As of the date hereof, Leading Investment has beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and shared power to vote and shared dispositive power over 5,070,423 shares of Common Stock, which represents approximately 9.9% of the shares of Common Stock deemed to be issued and outstanding as of September 4, 2009, taking into account the total amount of outstanding shares of Common Stock beneficially owned by Leading Investment, divided by 51,216,390. Beneficial and percentage ownership by each of the Reporting Persons of Common Stock, and voting power held by each Reporting Person, reported in this Item 5 is based on the foregoing and is limited to the number of shares of Common Stock such Reporting Person may acquire within 60 days of September 4, 2009.

Each of Park, IWL Partners, Value F2 and Leading Value Fund beneficially owns 5,070,423 shares of Common Stock by virtue of its or his relationship with Leading Investment. Park is the Chief Executive Officer and sole owner of IWL Partners. IWL Partners is the general partner of Leading Value Fund, which is the sole owner of Value F2, which in turn owns approximately 32.7% of Leading Investment. Park also directly owns approximately 3.3% of Leading and IWL Partners directly owns approximately 10.7% of Leading Investment. Park is also a director of each of Leading Value Fund, Value F2 and the Vice Chairman of Leading Investment. The Reporting Persons share voting power and dispositive power with respect to the 5,070,423 shares of Common Stock held by Leading Investment.

(c) Leading Investment has not effected any transaction in the Issuer's securities in the last 60 days.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Park is the Chief Executive Officer and sole owner of IWL Partners. IWL Partners is the general partner of Leading Value Fund, which is the sole owner of Value F2, which in turn owns approximately 32.7% of Leading Investment. Park directly owns approximately 3.3% of Leading Investment and IWL Partners directly owns approximately 10.7% of Leading Investment. Park is also a director of each of Leading Value Fund and Value F2 and the Vice Chairman of Leading Investment.

As part of the Transaction, Leading Investment entered into or approved the following agreements:

(a) Securities Purchase Agreement dated as of June 12, 2009, between the Issuer and Leading Investment (incorporated by reference from Exhibit 10.1 of the Issuer's current report on Form 8-K filed on June 15, 2009).

(b) Registration Rights Agreement dated as of June 12, 2009 between the Issuer and Leading Investment (incorporated by reference from Exhibit 10.2 of the Issuer's current report on Form 8-K filed on June 15, 2009).

(c) First Amendment to the Securities Purchase Agreement dated as of July 31, 2009 between the Issuer and Leading Investment (incorporated by reference from Exhibit 10.1 of the Issuer's current report on Form 8-K filed on August 3,
2009).

IWL Partners and the Issuer have entered into a non-binding term sheet relating to the proposed capital investment by IWL Partners discussed in Item 4 hereof, which would involve the acquisition of up to $100 million in newly issued Common Stock, less the amount invested by Leading Investment in the Transaction and the proposed second acquisition. The non-binding term sheet also contemplates that IWL Partners would receive mandatory and other customary registration rights. Pursuant to the term sheet, IWL Partners will also be granted preemptive rights with respect to convertible debt or preferred stock of the Issuer.

Item 7.  Material to be Filed as Exhibits

Exhibit        Description
------------   -----------------------------------------------------------------
Exhibit 24.1   Power of Attorney for Leading Investment

Exhibit 24.2   Power of Attorney for Park

Exhibit 24.3   Power of Attorney for IWL Partners

Exhibit 24.4   Power of Attorney for Value F2

Exhibit 24.5   Power of Attorney for Leading Value Fund

Exhibit 99.1 Joint Filing Agreement among the Reporting Persons, dated as of September 14, 2009.

Exhibit 99.2 Securities Purchase Agreement dated as of June 12, 2009, between the Issuer and Leading Investment (incorporated by reference from Exhibit 10.1 of the Issuer's current report on Form 8-K filed on June 15, 2009).

Exhibit 99.3 Registration Rights Agreement dated as of June 12, 2009 between the Issuer and Leading Investment (incorporated by reference from Exhibit 10.2 of the Issuer's current report on Form 8-K filed on June 15, 2009).

Exhibit 99.4 First Amendment to the Securities Purchase Agreement dated as of July 31, 2009 between the Issuer and Leading Investment (incorporated by reference from Exhibit 10.1 of the Issuer's current report on Form 8-K filed on August 3, 2009).

Exhibit 99.5 Amended and Restated Term Sheet dated as of September 14, 2009 among the Issuer, Leading Investment and IWL Partners.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                     LEADING INVESTMENT & SECURITIES CO., LTD.


Date: September 14, 2009             /s/ Cheul Park
                                     -------------------------------------------
                                     Cheul Park
                                     Chairman and Chief Executive Officer


Date: September 14, 2009             /s/ Dae Hyuk Park
                                     -------------------------------------------
                                     Dae Hyuk Park

                                     IWL PARTNERS LLC


Date: September 14, 2009             /s/ Dae Hyuk Park
                                     -------------------------------------------
                                     Dae Hyuk Park
                                     Vice Chairman and Chief Executive Officer

                                     VALUE F2, LLC


Date: September 14, 2009             /s/ Dae Hyuk Park
                                     -------------------------------------------
                                     Dae Hyuk Park
                                     Representative Director

                                     LEADING VALUE FUND
                                     by IWL Partners LLC in its capacity as the General Partner


Date: September 14, 2009             /s/ Dae Hyuk Park
                                     -------------------------------------------
                                     Dae Hyuk Park
                                     Vice Chairman and Chief Executive Officer
                                     of IWL Partners LLC

                                INDEX TO EXHIBITS

Exhibit        Description
------------   -----------------------------------------------------------------
Exhibit 24.1   Power of Attorney for Leading Investment

Exhibit 24.2   Power of Attorney for Park

Exhibit 24.3   Power of Attorney for IWL Partners

Exhibit 24.4   Power of Attorney for Value F2

Exhibit 24.5   Power of Attorney for Leading Value Fund

Exhibit 99.1 Joint Filing Agreement among the Reporting Persons, dated as of September 14, 2009.

Exhibit 99.2 Securities Purchase Agreement dated as of June 12, 2009, between the Issuer and Leading Investment (incorporated by reference from Exhibit 10.1 of the Issuer's current report on Form 8-K filed on June 15, 2009).

Exhibit 99.3 Registration Rights Agreement dated as of June 12, 2009 between the Issuer and Leading Investment (incorporated by reference from Exhibit 10.2 of the Issuer's current report on Form 8-K filed on June 15, 2009).

Exhibit 99.4 First Amendment to the Securities Purchase Agreement dated as of July 31, 2009 between the Issuer and Leading Investment (incorporated by reference from Exhibit 10.1 of the Issuer's current report on Form 8-K filed on August 3, 2009).

Exhibit 99.5 Amended and Restated Term Sheet dated as of September 14, 2009 among the Issuer, Leading Investment and IWL Partners.